UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated March 18, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia launches first phase of share buyback program

Stock exchange release 18 March 2024

Nokia Corporation

Stock Exchange Release

18 March 2024 at 16:30 EET

Nokia launches first phase of share buyback program

Espoo, Finland – In line with the share buyback program announced on 25 January 2024, Nokia Corporation ("Nokia" or the "Company") has today decided to launch the first phase of the share buyback program.

The main terms of the first phase of the share buyback program:

•	The aggregate purchase price of all Nokia shares to be acquired shall not exceed EUR 300 million.

•	The repurchases will start at the earliest on 20 March 2024 and end by 18 December 2024.

•	The purpose of the repurchases is to optimize Nokia's capital structure through the reduction of capital. The repurchased shares will be cancelled accordingly. The repurchases will be funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

•	The repurchases are based on the authorization granted by Nokia's Annual General Meeting on 4 April 2023. The maximum number of shares that can be repurchased under the first phase of the program is 200 million shares corresponding to approximately 4 % of the total number of shares in Nokia.

•	The shares will be acquired through public trading on the regulated market of Nasdaq Helsinki and select multilateral trading facilities. No repurchases will be made in the United States. Nokia has appointed a third-party broker as the lead-manager for the first phase of the buyback program. The lead-manager will make trading decisions independently of and without influence from Nokia. The repurchases will be carried out in accordance with the so-called safe harbour rules referred to in Article 5 of the EU Market Abuse Regulation (EU N:o 596/2014).

•	The price payable per share shall be determined in public trading on the relevant trading venue at the time of the repurchase, in compliance with the price and volume limits applicable under the safe harbour rules.

Nokia may terminate the program prior to its scheduled end date and will in such case issue a stock exchange release to this effect.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

PÖRSSITIEDOTE 18.3.2024

Nokia Oyj

Pörssitiedote

18.3.2024 klo 16.30

Nokia käynnistää omien osakkeiden takaisinosto-ohjelman ensimmäisen vaiheen

Espoo – 25.1.2024 julkistetun omien osakkeiden takaisinosto-ohjelman mukaisesti Nokia Oyj ("Nokia" tai "Yhtiö") on tänään päättänyt Nokian omien osakkeiden takaisinosto-ohjelman ensimmäisen vaiheen käynnistämisestä.

Takaisinosto-ohjelman ensimmäisen vaiheen keskeinen sisältö:

•	Nokian osakkeiden hankintaan käytettävä kokonaissumma on enintään 300 miljoonaa euroa.

•	Takaisinostot alkavat aikaisintaan 20.3.2024 ja päättyvät viimeistään 18.12.2024.

•	Takaisinostojen tarkoituksena on optimoida Nokian pääomarakennetta alentamalla omaa pääomaa. Takaisinostetut osakkeet mitätöidään tämän mukaisesti. Takaisinostoihin käytetään yhtiön sijoitetun vapaan oman pääoman rahastoa ja takaisinostot vähentävät yhtiön vapaata omaa pääomaa.

•	Takaisinostot toteutetaan Nokian yhtiökokouksen 4.4.2023 hallitukselle antaman valtuutuksen mukaisesti. Nokian osakkeita voidaan ostaa enintään 200 miljoonaa kappaletta, mikä vastaa noin neljää prosenttia kaikista Nokian osakkeista.

•	Osakkeet hankitaan julkisessa kaupankäynnissä Nasdaq Helsingin säännellyllä markkinapaikalla sekä tietyissä monenkeskisissä kaupankäyntijärjestelmissä. Omia osakkeita ei hankita Yhdysvalloissa. Nokia on nimittänyt ulkopuolisen välittäjän osakkeiden takaisinosto-ohjelman ensimmäisen vaiheen järjestäjäksi. Järjestäjä tekee kaupankäyntipäätökset itsenäisesti Nokiasta riippumatta. Takaisinostot toteutetaan ns. turvasatamamenettelyllä EU:n markkinoiden väärinkäyttöasetuksen (EU N:o 596/2014) 5 artiklan mukaisesti.

•	Osakkeesta maksettava hinta määräytyy sen hankintahetkellä kullakin markkinapaikalla vallitsevan hintatason mukaisesti, noudattaen turvasatamamenettelyn mukaisia hinta- ja volyymirajoja.

Nokia voi lopettaa takaisinosto-ohjelman ennen sen suunniteltua loppumisajankohtaa. Nokia julkaisee tällöin asiasta pörssitiedotteen.

Nokia

Nokia luo teknologiaa, joka auttaa maailmaa toimimaan yhdessä.

B2B-teknologia- ja innovaatiojohtajana olemme tulevaisuuden aistivien, ajattelevien ja älykkäiden verkkoratkaisujen edelläkävijä. Johtoasemamme pohjautuu osaamiseemme matkapuhelin-, kiinteissä ja pilvipalveluverkoissa. Luomme arvoa immateriaalioikeuksilla ja pitkäaikaisella tutkimus- ja kehitystyöllä palkitun Nokia Bell Labsin johdolla.

Palveluntarjoajat, yritykset ja muut kumppanimme ympäri maailmaa luottavat Nokian verkkojen suorituskykyyn, vastuullisuuteen ja turvallisuusstandardeihin. Työskentelemme yhdessä kumppaneidemme kanssa kehittääksemme tulevaisuuden digitaalisia palveluita ja sovelluksia.

Lisätietoja:

Nokia

Viestintä

Puh. +358 10 448 4900

Sähköposti: press.services@nokia.com

Kaisa Antikainen, viestintäpäällikkö

Nokia

Sijoittajasuhteet

Puh. +358 40 803 4080

Sähköposti: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2024	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal